ISSUER FREE WRITING PROSPECTUS

Filed Pursuant to Rule 433

Registration Nos. 333-249270 and 333-249270-01

November 4, 2021

DCP MIDSTREAM OPERATING, LP

Fully and Unconditionally Guaranteed by

DCP Midstream, LP

Pricing Term Sheet

$400,000,000 3.250% Senior Notes due 2032

The information in this pricing term sheet supplements the preliminary prospectus supplement of DCP Midstream Operating, LP, dated November 4, 2021 (the “preliminary prospectus supplement”), and supersedes the information in the preliminary prospectus supplement to the extent it is inconsistent with the information included therein. Terms used but not defined herein have the meanings assigned to them in the preliminary prospectus supplement.

Issuer:	DCP Midstream Operating, LP

Security Ratings (Moody’s / S&P / Fitch)*:	Ba1 / BB+ / BB+

Guarantor:	DCP Midstream, LP

Security Type:	Senior Unsecured Notes

Form:	SEC Registered

Pricing Date:	November 4, 2021

Settlement Date: (T+10)	November 19, 2021

Interest Accrual Date:	November 19, 2021

Maturity Date:	February 15, 2032

Principal Amount:	$400,000,000

Benchmark:	1.25% due August 15, 2031

Spread to Benchmark:	+173 bps

Yield to Maturity:	3.250%

Coupon:	3.250%

Public Offering Price:	100.000%

Net Proceeds Before Expenses:	$396,000,000

Optional Redemption:	At any time prior to August 15, 2031 (six months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the principal amount of the notes to be redeemed and the remaining scheduled payments of principal and interest on such notes (exclusive of interest accrued to the redemption date) discounted from their respective scheduled payment dates to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points, plus, in either case, accrued and unpaid interest, if any, on the principal amount being redeemed to, but not including such redemption date. At any time on or after August 15, 2031 (six months before the maturity date of the notes), we will have the right to redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the redemption date.

Interest Payment Dates:	February 15 and August 15, beginning on August 15, 2022

CUSIP / ISIN:	23311VAK3 / US23311VAK35

Use of Proceeds:	We intend to use the net proceeds from this offering for the repayment of indebtedness under our revolving credit facility and for general partnership purposes. We may temporarily invest certain net proceeds in short-term marketable securities until they are used for their stated purpose.

Joint Active Book-Running Managers:	J.P. Morgan Securities LLC Mizuho Securities USA LLC RBC Capital Markets, LLC

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. MUFG Securities Americas Inc. TD Securities (USA) LLC

Co-Managers:	PNC Capital Markets LLC Regions Securities LLC SMBC Nikko Securities America, Inc. U.S. Bancorp Investments, Inc.

*    Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

It is expected that delivery of the notes will be made to investors on or about November 19, 2021, which will be the tenth business day following the date hereof (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day prior to delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a base prospectus) and a preliminary prospectus supplement with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement for this offering, the issuer’s base prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling or emailing J.P. Morgan Securities LLC at 1-212-834-4533, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829, Barclays Capital Inc. at 1-888-603-5847, Citigroup Global Markets Inc. at 1-800-831-9146, MUFG Securities Americas Inc. at 1-877-649-6848 and TD Securities (USA) LLC at 1-855-495-9846.

No PRIIPs key information document (KID). Not for retail investors in the EEA. No PRIIPs KID has been prepared as not available to retail in EEA.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.